10/18

04045728

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Multimedia Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34803   FISCAL YEAR 6-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 10/26/04

multiemedia

MULTIEMEDIA LIMITED
(ACN 003 237 303)

6-30-04

AND ITS CONTROLLED ENTITIES

FINANCIAL STATEMENT FOR THE YEAR ENDED 30 JUNE 2004

CORPORATE DIRECTORY

Australian Business Number	12 003 237 303
Directors	John H Walker, Chairman Clinton Starr, Deputy Chairman Elwood Charles Ellison Adrian M Ballintine, Chief Executive Officer
Secretary	Stephen Batten
Principal & Registered Office	IBM Tower Level 27 60 City Road Southbank Victoria 3006 Australia Tel: +613 9674 4644 Fax: +613 9674 4655 Web site: www.multiemedia.com E-mail: info@multiemedia.com
Share Register	Computershare Investor Services Pty Ltd Yarra Falls 452 Johnston Street Abbotsford Victoria 3067 Australia
Auditors	Ernst & Young 120 Collins St Melbourne Victoria 3000 Australia
Lawyers	Deacons Level 24 385 Bourke St Melbourne Victoria 3000 Australia

CHAIRMAN'S STATEMENT

During the year ended 30 June 2004 our Company achieved revenue from ordinary activities of $18.8 million and maintained total focus on the two core activities; the world class two way satellite business, NewSat, and our distribution business MTD.

NewSat experienced high growth during the period with revenue increasing from $0.4million in the first half of the year to $2.4million in the second half. Overall group revenue was down on the previous year principally as a result of the closure of the loss making Multie Software & Services division and lower sales in MTD offsetting the revenues generated from NewSat.

While losses from ordinary activities of $10.2 million increased from 2003, they were as a result of the costs of establishing the NewSat infrastructure, sales, technical and administrative processes. This investment has provided the Company with an excellent base which, in the Directors' opinion, will generate recurring revenue growth in the future as evidenced by the company's recent announcements of significant contracts in the Middle East.

Net Assets have improved over the previous year as a result of the proceeds from the issue of additional equity during the year. These proceeds have been used to finance the development of the NewSat business and fund the investment in working capital held by the company at the year end.

I thank my fellow Directors for their ever continuing support of the Company and express my personal thanks to CEO Adrian Ballintine and his management team for the continued development of our focused business units.

Kind regards



JOHN WALKER
Chairman

30 September 2004

FOUNDER/CHIEF EXECUTIVE OFFICER'S REPORT

Elevation to the ASX/S&P Top 300 Australian listed companies gave me reason to be very proud of my team's united effort.

Very recent appointment by the Department of Communications Technology and The Arts as an authorised provider under the Government's new Higher Incentive Bandwidth Scheme (HiBIS) and appointment by the Department of Health and Ageing as an authorised supplier under the Government's Broadband for Health program were also milestone achievements.

Establishment of a presence in the Middle East will springboard our sales campaign into that region with immediate impact. Indeed we have already secured sales in Iraq, Iran, Bahrain, Libya, Afghanistan, Sudan, Saudi Arabia, Kuwait, Qatar and Egypt. I firmly believe our strategy to concentrate on the provision of services in the Middle East and Africa will pave the way for long term revenues and highly profitable business for years to come. And we have only just scratched the surface.

Provision of satellite services to over 700 Woolworth stores has given us a marquee client and demonstrated our ability to implement a substantial solution across the breadth of Australia. I expect many of Australia's premier corporates are watching the Woolworth's implementation with interest as they too consider satellite as a viable alternative to traditional cable communications.

My new management team has overseen Multiemedia's transformation into a genuine first tier contender for the provision of communications throughout Australia with sales and revenues growing month on month. I congratulate their efforts and applaud their dedication.

Earlier this year the Bank of New York agreed to sponsor Multiemedia's desire to join the US Stock Exchange's ADR program. This sponsorship will pave the way for a US listing when Directors believe the company is sufficiently mature to attract American investor support. News Corporation and Foster's Brewing Group are Australian examples of ADR success.

Companies supporting the theory of a wireless world are winning the communications race. Every day more new applications are being served to the business community via 2 way satellite. I genuinely enjoy providing communication options to people who this time last year, simply could not receive even a basic service. Our key alliance partners ViaSat and New Skies Satellites have proved to be outstanding service providers and the lynchpins in our world class solution.

With over 1,000 customers in less than a year of operation, our NewSat satellite venture is the jewel in Multiemedia's crown. Of course our hardware and software distribution business, MTD, is both complementary to the NewSat business and an asset in its own right. 2,500 active dealers ensure MTD's growth prospects.

As CEO, Founder and the Company's major shareholder I would like to thank my fellow Directors for their support of the Multiemedia team. It's a great challenge to work under the public microscope with nearly 10,000 shareholders interests to grow and protect. I am certain we are on the path to become both a leading provider of technology and a significant Australian company.

ADRIAN BALLINTINE
Founder/Chief Executive Officer

30 September 2004

The Board of Directors of Multiemedia Limited has pleasure in submitting its report in respect of the financial year ended 30 June 2004.

Directors

The names and details of the company's directors in the office during the financial year and until the date of this report are as follows. Directors were in office for the entire period.

John H Walker (Non-Executive Chairman)

Mr Walker was appointed Chairman of the company on 23 May 2001 and also serves on the audit, remuneration and nomination committees of the company. He is currently the Managing Director of Thrifty Car Rental as well as councillor on Woollahra Council, NSW. Mr Walker gained significant senior management experience with Westpac Banking Corporation, Liverpool City Council, Domino's Pizza (Australia) and the West Australian Football League.

Adrian Maxwell Ballintine (Chief Executive Officer and Founder)

Mr Ballintine founded Multiemedia Limited in 1988 originally as Pan Pacific Solutions. When the company was listed in 1999, Mr Ballintine was initially appointed Chairman and CEO, before resigning as Chairman in 2001. He has successfully established various successful enterprises in the information technology sector including Guptz Technologies , the Paul Allen Group and Asymetrix. He is 48 years old.

Clinton Starr, B Ec, MBA (Non-Executive Deputy Chairman)

Mr Starr was appointed on 12 November 2002 and also serves as Chairman of the audit committee and as a member of remuneration and nomination committees. He has 20 years experiences in senior funds management roles both in Australia and in Europe including 10 years experience in international marketing of funds management products. Mr Starr is also a director of AWB International Ltd, Enviromulch Pty Ltd, Mulch-Tech Pty Ltd and the Biological Farmers of Australia Co-op Ltd.

Mr Starr is currently completing a research thesis on small Australian entrepreneurial and family companies for his Doctorate of Business Administration at RMIT.

Elwood Charles Ellison III (Non-Executive Director)

Mr Ellison was appointed director on 14 June 2002 and brings over 20 years of experience in sales and marketing in high technology companies including Microsoft, Ashton-Tate, Gupta Technologies and Asymetrix. At Ashton-Tate, he was responsible for the sales strategies that resulted in revenue growing from less than US$20 m to over US$300 m in four years. As Vice President of Sales and Marketing at Gupta Technologies Inc. he lead the company's expression into new channels and markets resulting in a successful initial public offering.

Company Secretary

Stephen Trevor Batten, B. Comm, EMBA, CA (Company Secretary)

Mr Batten joined the company in March 2004 and was appointed Company Secretary on 2 April 2004. He is also the group's Chief Financial Officer. Mr Batten has over 10 years experience in senior finance roles with Mayne Group Ltd, Australian Hospital Care Ltd, Diners Club (Australia) and Coles Myer Ltd. He has been a Chartered Accountant for over 15 years.

Interests in shares and options of the company and related bodies corporate

As at the date of this report, the interests of the directors in the shares and options of Multiemedia Limited were:

	Ordinary Shares	Options over Ordinary Shares
J H Walker	833,333	40,000,000
A M Ballintine	28,008,976	45,000,000
C Starr	19,250,000	30,000,000
C Ellison	637,511	25,000,000

Earnings Per Share

	Cents
Basic earnings per share	(1.00)
Diluted earnings per share	(1.00)

Dividends

There were no dividends paid during the year and the Directors do not recommend the payment of a dividend.

Nature of operations and principal activities

The principal activities during the year of entitles within the consolidated entity were :

- the provision of satellite broadband services and equipment; and
- the importation, wholesale and distribution of technology products

Employees

The consolidated entity employed 49 employees (2003 : 37 employees) as at 30 June 2004.

Review and Results of Operations

Multiemedia Limited has two distinct areas of operation being NewSat which involves the provision of satellite broadband services and equipment, and MTD (Multie Technology Distribution) which is the importer, wholesale and distribution of technology products.

NewSat

NewSat finished the year strongly with an exciting pipeline of sales opportunities across Australia, the Middle East and Asia. During the year, management were successful in:

- Launching the NewSat brand and service in November 2003;
- Opening the Middle East beam in January 2004;
- Achieving outstanding revenue growth from start up to $4.6 million by 30 June 2004;
- Winning the Airworks tender to supply a multicasting solution to Woolworths
- Achieving over 1,000 sites implemented and contracted by July 2004 across Australia, the North West Pacific, Middle East, Asia and Africa.

Management are continuing to build the platform for sustained growth through the implementation of new applications that drive the use of satellite broadband including multicasting and NewSat's recently announced voice over IP product.

This platform is already producing results with a number of successful outcomes subsequent to year end including the selection as supplier by the Department of Health & Ageing to the Federal Government's Broadband for Health initiative, the signing of two new significant contracts in the Middle East and the recent launch of the RSSL product to be sold in conjunction with the Federal Government's HiBIS subsidy.

MTD

MTD's revenue declined compared to the prior corresponding period reflecting difficult trading conditions in the first half of the financial year. Following a restructure of this division and the synergistic revenue opportunities being generated through the NewSat business, sales are continuing to increase with a 25% stronger performance in the second half of the year compared with the first half.

MTD continues to provide significant strategic value through the complementary nature of its business with NewSat. As the distributor of NewSat's satellite hardware in Australia, MTD leveraged its core competency in warehousing and distribution of technology products thereby enabling a complete technology solution to be provided to NewSat's customers. These skills enabled the Group to not only roll out NewSat's satellite kits to over 700 Woolworths sites but also ensured that the provision of additional IT hardware was also supplied by the Group.

Significant change in the state of affairs

Significant changes in the state of affairs of the consolidated entity during the financial year were as follows:

		2004 $
a)	an increase in contributed equity of $20,241,087 (from $57,662,317 to $77,903,404) as a result of :	
	Issue of 14,250,000 fully paid ordinary shares at between 1.0 cents and 2.2 cents on exercise of options granted under the Executive Option Plan.	251,000
	Issue of 77,307,867 fully paid ordinary shares at 5.4975 cents	4,250,000
	Conversion of convertible notes for 24,000,000 fully paid ordinary shares at 1.25 cents	300,000
	Issue of 1,310,440 fully paid ordinary shares at 7.0587 cents in lieu of Directors Fees	92,500
	Issue of 1,000,000 fully paid ordinary shares at 1.0 cents upon exercise of options previously issued for services provided.	10,000
	Issue of 224,367,180 fully paid ordinary shares at between 6.0 cents and 6.5 cents under the Share Purchase Plan	13,529,954
	Issue of 36,000,000 fully paid ordinary shares issued for service provided to the Group.	2,971,000
	Issue of 2,500,000 fully paid ordinary shares at 3.0 cents each upon exercise of options granted to a director.	75,000
	Less Transaction Costs arising on share issues	(1,238,367)
		20,241,087

b) Net cash received from the increase in contributed equity amounting to $16,953,587 was used to recapitalise the MTD business, purchase plant and equipment to establish the NewSat services including the spaceport hub at Newcastle and provide working capital funding for the establishment of the NewSat business.

c) The consolidated entity restructured its operations to focus its activities on the provision of satellite broadband services and the distribution of technology products. As such it ceased operation of the development and distribution of internet and e-commence enabling tools and web development service business.

d) Significant revenues and expenses

Capital raising costs expensed directly to the statement of operating performance	(1,641,250)

Significant Events after Balance Data
On 9 July 2004, the company issued 20,000,000 shares for corporate advisory services rendered including capital raising advice and implementation, and general corporate advisory advice.

On 8 July 2004, the company issued 75,000,000 options as part of a capital raising to provide funds for the implementation of the RSSL service including the establishment of a dedicated teleport hub and stock of customer premises equipment. Since being issued, all these options have been exercised raising a total of $1,950,000.

On 10 September 2004, the shareholders approved an issue of a further 30,000,000 options exercisable at 5 cents in order to raise additional funds for the implementation of the RSSL service.

On 10 September 2004, the company announced that it was negotiating to take a majority interest in Airworks Media Pty Limited. Airworks Media holds the 5 year exclusive agreement with Woolworths Ltd for in-store advertising content to 720 supermarkets nationally.

Likely Development and Expected Results of Operations
The directors foresee that the 2004/5 financial year will be a period of significant growth as both divisions leverage their existing operational platforms to deliver strong sales growth which is expected to lead to the consolidated entity operating profitably by the end of the next financial year.

Further information on likely developments in the generations of the consolidated entity and the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental Regulation and Performance
The consolidated entity is not subject to any particular or significant environmental regulations.

Share Options

Unissued Shares

As at the date of this report, there were 174,275,000 unissued ordinary shares under options (163,900,000 at reporting date). Refer to note 20 of the financial statements for further details of the options outstanding. Option holders do not have any right, by virtue of the option, to participate in any share issue of the company or any related body corporate or in the interest issue of any other registered scheme.

Shares Issued as a result of the exercise of options

During the financial year, employees, directors and independent parties have exercised the option to acquire 17,750,000 fully paid ordinary shares in Multiemedia Limited at a weighted average exercise price of 1.9 cents. Since the end of the financial year, a further 65,000,000 options have been exercised raising $1,450,000.

Indemnification and Insurance of Directors

In accordance with paragraph 99 of the Company's constitution, adopted at the General Meeting on 21 June 1999, the Company indemnifies every person, who is or has been an officer of the Company, which includes Directors, against any liability incurred by that person in his or her capacity as an officer of the Company.

During the financial year the company did not hold Directors and Officers insurance. Since the end of the financial year, the company paid a premium of $110,786 to insure the directors, secretary and officers of the company and its controlled entities.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the directors and offices in their capacity as directors and officers of entities in the consolidated entity and any other payments arising from liabilities incurred by the offices in connection with such proceedings. Liabilities arising out of conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the company are not insured.

During the financial year the company indemnified a Director, Mr A Ballintine, against a liability for costs and expenses incurred in defending proceedings brought against him by the Deputy Commissioner of Taxation of the Commonwealth of Australia relating to an agreement entered into in his capacity as director of Multie Software and Services Pty Ltd pursuant to Section 222 ALA of the Income Tax Assessment Act 1936. The proceedings were settled during the financial year. The amount of the indemnity was $692,727.

Directors and Other Officers Emoluments

Remuneration Policy

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for Directors, the Chief Executive Officer and the executive team. The Remuneration Committee assess the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team. Further details on the remuneration of directors and executives are also provided in note 26 to the financial statement.

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of executive directors' and officers' emoluments to the company's financial and operational performance. All senior executives have the opportunity to qualify for participation in the Executive Option Plan.

Details of the nature and amount of each element of the emoluments of each director of the company and the consolidated entity receiving the highest emolument for the financial year are as follows:

Emoluments of directors of Multiemedia Limited

	Annual Emoluments	Long Term Emoluments		
	Base Fee	Options @		Superannuation
	$	Number granted	Value	$
JH Walker	75,000	25,000,000	298,500	-
A Ballintine	325,016	25,000,000	298,500	29,251
C Starr	41,909	25,000,000	298,500	2,232
EC Ellison	37,000	15,000,000	182,000	-

Emoluments of the five most highly paid executive officers of the company and the consolidated entity

	Annual Emoluments		Long Term Emoluments		
	Base Fee	Other	Options @		Superannuation
	$	$	Number granted	Value	$
C D'Alberto	167,713	9,602	6,500,000	134,900	13,294
W Masson	104,632	3,053	3,125,000	65,000	8,371
L Jessop	150,000	27,596	-	-	13,500
J Kellett	127,500	68,286	-	-	-
B O'Sullivan	118,477	-	2,000,000	41,600	6,238

The company uses the fair value measurement provisions of AASB 1046 "Director and Executive Disclosures for Disclosing Entities" and the pending AASB 2 "Share-based Payment" prospectively for all options granted to directors and relevant executives, which have not vested as at 1 July 2003. The fair value of such grants is being amortised and disclosed as part of director and executive emoluments on a straight-line basis over the vesting period. No adjustments have been or will be made to reverse amounts previously disclosed in relation to options that never vest (i.e. forfeitures).

From 1 July 2003, options granted as part of director and executive emoluments have been valued using a Black-Scholes model, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option. See below for further details.

Fair values of options

The fair value of each option is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions used for grants made on 30 June 2004 and 2003:

	2004	**2003**
Dividend yield	0.0%	0.8%
Expected volatility	50%	31%
Historical volatility	50%	31%
Risk-free interest rate	5.22% to 5.75%	5.9%
Expected life of option	1.5 years	5.0 years

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

The resulting weighted average fair values per option for those options vesting after 1 July 2003 are:

Number of Options	Grant date	Vesting date	Weighted average fair value
7,150,000	17 September 2003	16 December 2003	$0.0207
55,000,000	12 December 2003	11 March 2004	$0.0131
35,000,000	12 December 2003	11 March 2004	$0.0102
15,125,000	3 February 2004	3 May 2004	$0.0208
3,000,000	25 June 2004	23 September 2004	$0.0060

Currently, these fair values are not recognised as expenses in the financial statements. However, should these grants be expensed, they would be amortised over the vesting periods resulting in an increase in employee benefits expense of $1,548,557 for the 2004 financial year (2003 : $23,431). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest).

Director's Meetings

The number of meetings of directors (including meetings of committees of directors) held during the year and the number of meetings attended by each director were as follows:

	Directors' Meetings
Number of Meetings held	8
Number of Meetings attended	
J H Walker	8
A M Ballintine	8
C Starr	8
E C Ellison	8

Committee Membership

As at the date of this report, the company had an Audit Committee, a Remuneration Committee and a Nomination Committee of the board of directors. Members acting on the committees of the board during the year were:

Audit	Remuneration	Nomination
C Starr (c)	J H Walker (c)	J H Walker (c)
J H Walker	C Starr	A M Ballintine
	E C Ellison	C Starr

Note : (c) Designates the Chairman of the committee

During the period, the Directors resolved to deal with all committee matters of meetings of the Directors as they arise.

Corporate Governance

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Multiemedia Limited support and have adhered to the principles of corporate governance. The company's corporate governance statement is contained on page 48 of this annual report.

Signed in accordance with a resolution of the Directors.

ADRIAN BALLINTINE
DIRECTOR
Melbourne
30 September 2004

Statement of Financial Performance for the Year Ended 30 June 2004

	Note	Consolidated 2004 $	Consolidated 2003 $	Parent 2004 $	Parent 2003 $
Sales revenues from ordinary activities	2	18,798,170	23,206,485	4,651,506	-
Cost of sales	3	(17,630,697)	(19,291,452)	(4,875,125)	-
Gross profit		1,167,473	3,915,033	(223,619)	-
Gain on loss of control of Subsidiary	2	-	919,026	-	-
Other revenues from ordinary activities	2	300,914	2,773,118	203,987	2,834,437
Sales and marketing expenses		(1,513,513)	(956,100)	(1,036,356)	(41,949)
Administrative costs		(7,214,620)	(5,626,478)	(6,182,304)	(3,501,360)
Occupancy expenses		(327,613)	(338,035)	(199,707)	(61,949)
Depreciation and amortisation		(861,277)	(887,940)	(651,917)	(421,617)
Significant item-costs of capital raising expensed		(1,641,250)	-	(1,641,250)	-
Borrowing costs	3	(157,478)	(285,450)	(26,498)	(97,272)
Provision for unrecoverable loan		-	-	(3,000,000)	-
Write-down of investments, intellectual property, and goodwill to recoverable amounts	3	-	(5,136,983)	-	(5,143,485)
Loss from ordinary activities before income tax		(10,247,364)	(5,623,809)	(12,757,664)	(6,421,360)
Income tax expense relating to ordinary activities	4	-	-	-	-
Loss from ordinary activities after income tax expense		(10,247,364)	(5,623,809)	(12,757,664)	(6,421,360)
Net loss attributable to members	19	(10,247,364)	(5,623,809)	(12,757,664)	(6,421,360)
Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity	20	(1,238,367)	-	(1,238,367)	-
Total changes in equity other than those resulting from transactions as owners attributable to members		(11,485,731)	(5,623,809)	(13,996,031)	(6,421,360)
Basic Loss per share (cents per share)	31	(1.00)	(0.87)		
Diluted Loss per share (cents per share)	31	(1.00)	(0.87)		

Statement of Financial Position at 30 June 2004

		Consolidated		Parent	
	Note	2004	2003	2004	2003
		$	$	$	$
Current Assets					
Cash assets	5	1,800,836	194,439	1,486,525	191,128
Receivables	6	5,808,791	2,622,769	4,295,106	28,468
Inventories	7	2,246,769	873,633	832,480	-
Other	8	358,289	413,676	296,956	367,471
Total Current Assets		10,214,685	4,104,517	6,911,067	587,067
Non-Current Assets					
Receivables	9	-	-	-	198,031
Other financial assets	10	-	-	1,400,000	1,400,000
Property, plant and equipment	11	3,075,682	428,720	2,748,338	162,760
Intangibles	12	1,421,927	1,549,781	-	-
Other	13	18,333	48,399	-	48,399
Total Non-Current Assets		4,515,942	2,026,900	4,148,338	1,809,190
Total Assets		14,730,627	6,131,417	11,059,405	2,396,257
Current Liabilities					
Payables	14	3,493,083	4,061,602	1,651,362	359,489
Interest bearing liabilities	15	1,230,143	2,504,120	51,390	596,792
Provisions	16	397,182	215,787	259,435	105,474
Other	17	382,527	112,107	334,763	90,479
Total Current Liabilities		5,502,935	6,893,616	2,296,950	1,152,234
Non-Current Liabilities					
Interest bearing liabilities	18	213,671	93,530	159,220	93,530
Provisions	19	153,105	277,078	30,270	60,951
Total Non-Current Liabilities		366,776	370,608	189,490	154,481
Total Liabilities		5,869,711	7,264,224	2,486,440	1,306,715
Net Assets (Deficiency)		8,860,916	(1,132,807)	8,572,965	1,089,542
Equity					
Contributed equity	20	77,903,404	57,662,317	77,903,404	57,662,317
Accumulated losses	21	(69,042,488)	(58,795,124)	(69,330,439)	(56,572,775)
Total Equity		8,860,916	(1,132,807)	8,572,965	1,089,542

Statement of Cash Flows for the Year Ended 30 June 2004

	Note	Consolidated 2004 $	Consolidated 2003 $	Parent 2004 $	Parent 2003 $
Cash flows from operating activities					
Receipts from customers		15,644,599	23,638,816	509,183	162,900
Payments to suppliers and employees		(27,891,733)	(24,426,980)	(11,160,099)	(2,051,326)
GST received (paid)		(50,574)	(889,847)	(124,963)	33,512
Borrowing costs		(165,692)	(255,650)	(26,498)	(82,629)
Interest received		180,151	5,815	168,686	2,134
Net cash flows used in operating activities	30 (a)	(12,283,249)	(1,927,846)	(10,633,691)	(1,935,409)
Cash flows from investing activities					
Proceeds from sale of investments		31,818	-	31,818	-
Purchase of intellectual properties		(3,360)	-	-	-
Deposits paid for investments		-	-	-	-
Proceeds from disposal of plant & equipment		8,500	93,196	-	-
Purchase of property, plant & equipment		(3,409,931)	-	(3,237,495)	
Loans made to related entities		-	-	(2,801,969)	-
Net cash flows from/(used in) investing activities		(3,372,973)	93,196	(6,007,646)	-
Cash flows from financing activities					
Proceeds from issues of shares and options		18,116,454	1,853,619	18,116,454	1,853,619
Repayment of borrowings		(939,272)	(829,503)	(253,989)	(550,003)
Proceeds from borrowings		163,427	300,000	106,042	300,000
Repayment of finance lease principal		(77,990)	(134,461)	(31,764)	(33,357)
Net cash flows from/(used in) financing activities		17,262,619	1,189,655	17,936,734	1,570,259
Net increase (decrease) in cash held		1,606,397	(644,995)	1,295,397	(365,150)
Add opening cash brought forward		194,439	839,434	191,128	556,278
Closing cash carried forward	5	1,800,836	194,439	1,486,525	191,128

Note 1. Statement of Significant Accounting Policies

(a) *Basis of accounting*

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared in accordance with the historical cost convention.

(b) *Going Concern*

The financial statements have been prepared on a going concern basis. The financial statements disclose the group has an operating loss for the year ended 30 June 2004 of $10,247,364. The Company's ability to continue as a going concern is dependent upon the budgeted sales, profits and cashflows of the Company's operating entities being achieved in the expected timeframes and that the Company is able to raise adequate capital within the next 12 months to meet its debts as and when they fall due. The Directors are of the opinion that the budgets will be achieved resulting in trading profits and positive cashflows, and additional capital will be raised to enable the Company to continue as a going concern. However, as forecast events frequently do not occur as expected, achievements of forecasts and thus the Company's ability to continue as a going concern is inherently uncertain at the date of signing of the financial statements.

(c) *Changes in accounting policies*

The accounting policies adopted are consistent with those of the previous year.

(d) *Principles of accounting policies*

The consolidated financial statements are those of the consolidated entity, comprising Multiemedia Limited (the parent company) and all entities that Multiemedia Limited controlled from time to time during the year and at reporting date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control. Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealized profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

(e) *Foreign currencies*

Translation of foreign currency transactions

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of transaction.

Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract.

Except for certain specific hedges, all resulting exchange differences arising on settlement or re-statement are recognized as revenues and expenses for the financial year. Any gains or costs on entering a hedge are deferred and amortised over the life of the contract.

Specific hedges

Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction are deferred and included in the measurement of the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date are taken to the net profit.

(f) *Cash and cash equivalents*

Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days.

(g) *Receivables*

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debits. An estimate for doubtful debits is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis.

(h) *Investments*

All non-current investments are carried at the lower of cost and recoverable amount.

(i) *Inventories*

Inventories are valued at the lower cost and net realizable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- raw materials - purchase cost on a first-in-first-out basis; and
- finished goods and work-in-progress - cost of direct material.

(j) *Recoverable amount*

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where a carrying value exceeds this recoverable amount, the asset is written down. In determining the recoverable amount, the expected net cash flows have not been discounted to their net present value.

(k) *Property, plant and equipment*

Cost and valuation

All classes of property, plant and equipment are measured at cost.

Depreciation

Depreciation is provided on a straight-line basis on all property, plant and equipment, other than freehold land.

Major depreciation periods are :	2004	2003
Leasehold improvements :	The lease term	The lease term
Plant and equipment :		
- plant & equipment	2-5 years	2-5 years
- computer equipment	2-3 years	2-3 years
- furniture & fittings	5 years	5 years

(l) *Leases*

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognized as an expense on a straight-line basis.

Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalized at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognized.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and recognized directly in net profit.

The cost of improvements to or on leasehold property is capitalized, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

(m) *Intangibles*

Intellectual Property

Patents and licences are carried at a cost and amortised on a straight-line basis over their useful lives, being 20 years.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity.

Goodwill is amortised on a straight-line basis over the period during which benefits are expected to be received. This is taken as being 20 years.

(n) *Payables*

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the considerations to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognized as an expense on an accrual basis.

(o) *Interest-bearing liabilities*

All loans are measured at the principal amount. Interest is recognised as an expense as it accrues.

Finance lease liability is determined in accordance with the requirements of AASB 1008 "Leases".

(p) *Provisions*

Provisions are recognized when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

A provision of warranty is recognized for all products under warranty at the reporting date based on sales volume and past experience of the level of repairs and returns.

A provision for dividends is not recognized as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

(q) *Contributed equity*

Issued and paid up capital is recognized at the fair value of the consideration received by the company.

Any transaction costs arising on the issue of ordinary shares are recognized directly in equity as a reduction of the share proceeds received.

(r) *Revenue recognition*

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized :

Sales of goods

Control of the goods has passed to the buyer.

Rendering of Services

Broadband services revenue is recognized when the service is provided. Revenue received in advance of the provision of the service is deferred until the service is provide.

Interest

Control of the right to receive the interest payment.

Dividends

Control of the right to receive the dividend payment.

(s) *Taxes*

Income taxes

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred incoming tax. The net future income tax benefit relating to the tax losses is not carried forward as an asset unless the benefit is virtually certain of being realised.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(t) *Employee benefits*

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.

Liabilities arising in respect of wages and salaries, and annual leave benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used :

Employee benefit expenses and revenues arising in respect of the following categories:

- wages and salaries, non-monetary benefits, annual leave, long service lease, sick leave and other benefits; and
- other types of employee benefits

are recognized against profits on a net basis in their respective categories.

The value of the equity-based compensation scheme described in Note 26 is not being recognized as an employee benefit expense.

(u) *Derivative financial instruments*

Forward exchange contracts

The consolidated entity enters into forward exchange contracts where it agrees to buy or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against the possibility of loss from future exchange rate fluctuations. The forward exchange contracts are usually for no longer than 12 months.

Forward exchange contracts are recognized at the date the contract is entered into. Exchange gains or losses on forward exchange contracts are recognized in net profit except those relating to hedges of specific commitments that are deferred and included in the measurement of the sale or purchase.

(v) *Earnings per share*

Basis EPS is calculated as net loss attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognized as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(w) *Comparatives*

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

	Note	Consolidated 2004 $	Consolidated 2003 $	Parent 2004 $	Parent 2003 $
Note 2. Revenue from Ordinary Activity					
Revenues from operating activities:					
Internet services		-	1,911,758	-	-
Sale of products		18,798,170	21,196,142	4,651,506	-
Sale of other services		-	98,585	-	-
Total revenues from operating activities		18,798,170	23,206,485	4,651,506	-
Revenues from non operating activities:					
Gain on loss of control of Subsidiary (a)		-	919,026	-	-
Gain on discharge of loan (b)		-	2,767,000	-	-
Other revenue		300,914	6,118	203,987	2,834,437
Total revenues from non operating activity:		300,914	3,692,144	203,987	2,834,437
Total revenues from ordinary activities		19,099,084	26,898,629	4,855,493	2,834,437

[a] At the 17 June 2003 the subsidiary Multie Software and Services was placed into voluntary administration. As a result of the deconsolidation of this entity following the loss of control, a gain of $919,026 was recorded in the Consolidated Statement of Financial Performance

[b] Other revenue items for the year ended 30 June 2003 includes an amount in total of $2,767,000 that was previously disclosed as a loan from the Australian & New Zealand Banking Group Limited and was discharged during the 2003 Financial Year.

	Note	Consolidated 2004 $	Consolidated 2003 $	Parent 2004 $	Parent 2003 $
Note 3. Expenses and Losses					
Cost of goods sold		17,630,697	19,291,452	4,875,125	-
Depreciation and Amortisation					
Depreciation of:					
- Leasehold improvements	11	4,131	-	3,295	-
- plant and equipment	11	627,543	329,061	604,695	96,366
- furniture and fittings	11	61,443	9,088	6,980	3,661
- leased equipment	11	36,947	32,772	36,947	32,772
Total depreciation		730,064	370,921	651,917	132,799
Amortisation of:					
- goodwill	12	82,353	343,813	-	163,813
- intellectual properties	12	48,860	173,206	-	125,005
Total amortisation		131,213	517,019	-	288,818
Total depreciation and amortisation		861,277	887,940	651,917	421,617
Borrowing Costs Expensed					
Interest expense:					
- Debtor factoring facility		130,980	255,650	-	82,629
- Finance leases		24,255	29,800	24,255	14,643
- Other		2,243	-	2,243	-
Total borrowing costs		157,478	285,450	26,498	97,272

	Note	Consolidated 2004 $	Consolidated 2003 $	Parent 2004 $	Parent 2003 $
Note 3. Expenses and losses (continued)					
Other expense items					
Writedown of investments to recoverable amount		-	-	-	1,876,329
Writedown of intellectual property to recoverable amount	12	-	2,199,995		2,199,995
Writedown of goodwill to recoverable amount		-	2,936,988		1,067,161
Net charge to provision for doubtful debts		89,928	158,117	37,483	-
Net charge to provision for stock obsolescence		81,478	-	-	-
Provision for unrecoverable loans		-	154,379	3,000,000	1,823,018
Net loss on sale of property, plant & equipment		22,904	(14,815)	-	2,807
Net profit on sale of intellectual property		31,818	-	31,818	-
Operating lease rentals		261,742	55,164	183,620	-

Note 4. Income Tax

Income Tax Loss

The income tax expense for the financial year differs from the amount calculated on the loss. The differences are reconciled as follows:

	Consolidated 2004 $	Consolidated 2003 $	Parent 2004 $	Parent 2003 $
Operating loss before income tax expense	(10,247,364)	(5,623,809)	(12,757,664)	(6,421,360)
Prima facie tax thereon at 30%	(3,074,209)	(1,687,143)	(3,827,299)	(1,926,408)
Less tax effect of permanent differences:				
- Writedown of Goodwill to recoverable amount	-	881,096	-	320,148
- Writedown of Intellectual Property to recoverable amount	-	659,999	-	659,999
- Non deductible amortisation	39,364	155,106	-	86,645
- Writedown of investments	-	-	-	562,899
- Writedown of loans	-	46,314	-	546,905
Provision for unrecoverable loan	-	-	900,000	-
Settlement of tax liability	207,818	-	207,818	-
Expenses satisfied through this issue of shares	547,399	-	547,399	-
- Other non allowable items	87,044	13,265	85,096	11,123
Tax benefit of losses not brought to account	2,192,584	-	2,086,986	-
Recouped tax losses during the year	-	(68,637)	-	(261,311)
Income tax expense	-	-	-	-

Note 4. Income Tax (continued)

No future income tax benefit has been recognised.

The benefit of losses is not brought to account as realisation is not virtually certain. The amount of tax losses is not quantified as the amount cannot be reliably determined at this time. The benefit will only be obtained if:

(i) the Company derives future assessable income of a nature and of an amount sufficient to enable the benefits from the deductions for the losses to be realised;

(ii) the Company continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the Company in realising the benefit from the deductions for the losses.

	Consolidated		Parent	
	2004	2003	2004	2003
	$	$	$	$
Note 5. Cash Assets				
Cash at bank and on hand	550,836	194,439	236,525	191,128
Deposits on call	1,250,000	-	1,250,000	-
	1,800,836	194,439	1,486,525	191,128
Note 6. Receivables (Current)				
Trade debtors	6,069,349	2,655,750	4,178,791	32,985
Provision for doubtful debts	(293,010)	(96,441)	(42,000)	(4,517)
Trade debtors, net	5,776,339	2,559,309	4,136,791	28,468
Deposits	-	33,648	-	-
Other debtors	32,452	29,812	158,315	-
Total current receivables, net	5,808,791	2,622,769	4,295,106	28,468

a) Terms and Conditions

The terms and conditions relating to the above financial instruments.

i) Trade Debtors are non-interest bearing and generally on 14 day terms

ii) Deposit and Other Debtors are non-interest bearing and are repayable within 30 days or at call.

Note 7. Inventories (Current)

Finished goods - at cost	2,246,769	873,633	832,480	-

	Note	Consolidated 2004 $	Consolidated 2003 $	Parent 2004 $	Parent 2003 $
Note 8. Other Current Assets					
Prepayments		220,613	367,471	220,613	367,471
Security deposit		99,945	46,205	53,740	-
Other		37,731	-	22,603	-
Total other current assets		358,289	413,676	296,956	367,471
Note 9. Receivables (Non-Current)					
Related parties					
- Loans to wholly owned group entities		-	-	3,000,000	198,031
- Provision for non-recoverability				(3,000,000)	-
Total non-current receivables		-	-	-	198,031
Note 10. Other Financial Assets (Non-Current)					
Investments carried at cost:					
Securities not quoted on prescribed stock exchanges:					
- Shares in controlled entities	28	-	-	3,276,328	3,276,328
- Provision for Diminution of Investment		-	-	(1,876,328)	(1,876,328)
Total non-current other financial assets		-	-	1,400,000	1,400,000

	Note	Consolidated 2004 $	Consolidated 2003 $	Parent 2004 $	Parent 2003 $
Note 11. Property, Plant and Equipment					
Plant and Equipment					
Cost					
Opening balance		783,123	1,540,309	543,615	668,307
Additions		3,049,045	3,251	2,929,064	-
Disposals		(96,494)	(383,076)	-	(124,692)
Disposal of deconsolidated assets			(377,361)	-	-
Closing balance		3,735,674	783,123	3,472,679	543,615
Accumulated Depreciation					
Opening balance		553,831	740,236	510,131	537,894
Depreciation for the year	3	627,543	329,061	604,695	96,366
Disposals		(63,589)	(515,466)	-	(124,129)
Closing balance		1,117,785	553,831	1,114,826	510,131
Net book value		2,617,889	229,292	2,357,853	33,484
Furniture and Fittings					
Cost					
Opening balance		94,284	187,430	24,744	24,744
Additions		59,977	-	58,048	-
Disposals		-	(8,275)	-	-
Disposal of Deconsolidated Assets		-	(84,871)	-	-
Closing balance		154,261	94,284	82,792	24,744
Accumulated Depreciation					
Opening balance		16,854	29,646	17,466	13,805
Depreciation for the year	3	61,443	9,088	6,980	3,661
Disposals		-	(21,880)	-	-
Closing balance		78,297	16,854	24,446	17,466
Net book value		75,964	77,430	58,346	7,278
Plant and Equipment under Finance Lease					
Cost					
Opening balance		219,076	219,076	219,076	219,076
Additions		94,489	-	94,489	-
Disposals		-	-	-	-
Closing balance		313,565	219,076	313,565	219,076
Accumulated Depreciation					
Opening balance		97,078	64,306	97,078	64,306
Depreciation for the year	3	36,947	32,772	36,947	32,772
Disposals		-	-	-	-
Closing balance		134,025	97,078	134,025	97,078
Net book value		179,540	121,998	179,540	121,998
Leasehold Improvements					
Cost					
Opening balance		-	-	-	-
Additions		206,420	-	155,894	-
Disposals		-	-	-	-
Closing balance		206,420	-	155,894	-

	Note	Consolidated 2004 $	Consolidated 2003 $	Parent 2004 $	Parent 2003 $
Note 11. Property, Plant and Equipment (cont.)					
Accumulated Depreciation					
Cost					
Opening balance		-	-	-	-
Depreciation for the year	3	4,131	-	3,295	-
Disposals		-	-	-	-
Closing balance		4,131	-	3,295	-
Net book value		202,289	-	152,599	-
Total property, plant and equipment, at cost		4,409,920	1,096,483	4,024,930	787,435
Total property, plant and equipment, net		3,075,682	428,720	2,748,338	162,760
Note 12. Intangibles (Non-Current)					
Goodwill, at cost		1,400,000	5,096,544	-	1,451,700
Accumulated amortisation	3	(82,353)	(759,539)	-	(384,539)
Writedown to recoverable Amount		-	(2,937,005)	-	(1,067,161)
Goodwill, net		1,317,647	1,400,000	-	-
Intellectual properties		245,190	11,632,937	-	11,438,000
Accumulated amortisation	3	(140,910)	(1,091,344)	-	(1,046,188)
Writedown to recoverable amount	3	-	(10,391,812)	-	(10,391,812)
Intellectual properties, net		104,280	149,781	-	-
Total intangible assets, net		1,421,927	1,549,781	-	-
Note 13. Other Assets (Non-Current)					
Rental deposit		18,333	48,399	-	48,399
Total other non-current assets		18,333	48,399	-	48,399
Note 14. Payables (Current)					
Trade creditors - unsecured		3,322,502	3,696,911	1,059,547	240,823
Related party creditors		-	-	470,266	-
Sundry creditors		170,581	364,691	121,549	118,666
Total current payables		3,493,083	4,061,602	1,651,362	359,489

a) Terms and Conditions

The terms and conditions relating to the above financial instruments.

i) Trade creditors are non-interest bearing and normally settled on 30 day terms

ii) Other creditors are non-interest bearing and within 30 days

	Note	Consolidated 2004 $	Consolidated 2003 $	Parent 2004 $	Parent 2003 $
Note 15. Interest Bearing Liabilities (Current)					
Secured:					
Factoring - debtors (a)		1,104,058	1,789,341	-	-
Hire purchase liability (b)		126,085	160,790	51,390	42,803
Convertible Notes		-	300,000	-	300,000
Unsecured:					
Other loans		-	253,989	-	253,989
Total current interest bearing liabilities		1,230,143	2,504,120	51,390	596,792

(a) The debtor factoring facility is provided by Bibby Financial Services Australia Pty Ltd. The recourse period is 90 days with an effective interest rate of 10.5% paid monthly. The minimum term for the facility is 12 months. The facility is secured by a fixed and floating charge over Multie Technology Distribution Pty Ltd's assets.

(b) Hire purchase contracts have an average term of 46 months with the option to purchase the asset at the completion of the contract term for the asset's market value.

The average discount rate implicit in the contract is 8.4% (2003 : 7.3%) and are secured by a charge over the leased assets.

	Note	Consolidated 2004 $	Consolidated 2003 $	Parent 2004 $	Parent 2003 $
Note 16. Provisions (Current)					
Employee benefits		347,182	215,787	259,435	105,474
Warranty		50,000	-	-	-
Total current provisions		397,182	215,787	259,435	105,474
Note 17. Other Liabilities (Current)					
Accrued expenses		279,472	112,107	234,152	90,479
Deferred Income		103,055	-	100,611	-
Total current other liabilities		382,527	112,107	334,763	90,479

Note 20. Contributed Equity (continued)

Ordinary Shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of (and amounts paid) on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. At 30 June 2004, all shares issued were fully paid.

Options

During the year 116,275,000 options (2003: 63,500,000) were granted, 3,375,000 (2003: 65,000,001) options were cancelled and 17,750,000 options (2003: 0) exercised. Each option is convertible into one ordinary share. The number of unissued ordinary shares under these options as at 30 June 2004 is 163,900,000 (2003: 68,750,000).

The date and exercise price of the options outstanding are set out below:

Exercise Date	Number of Options	Exercise Price $
Not later than 30/6/05	1,000,000	0.012
Not later than 15/09/06	7,150,000	0.062
Not later than 01/01/07	25,000,000	0.030
Not later than 01/01/07	17,500,000	0.070
Not later than 01/01/07	7,500,000	0.010
Not later than 02/02/07	11,750,000	0.070
Not later than 22/10/07	1,000,000	0.020
Not later than 25/06/07	3,000,000	0.065
Not later than 01/12/08	55,000,000	0.088
Not later than 01/12/08	35,000,000	0.105
	163,900,000	

	Consolidated		Parent	
	2004 $	2003 $	2004 $	2003 $
Note 21. Accumulated Losses				
Accumulated losses at the beginning of the financial year	(58,795,124)	(53,171,315)	(56,572,775)	(50,151,415)
Net loss	(10,247,364)	(5,623,809)	(12,757,664)	(6,421,360)
Accumulated losses at the end of the financial year	(69,042,488)	(58,795,124)	(69,330,439)	(56,572,775)

Note 22. Financial Instruments

(a) *Credit Risk Exposures*

The credit risk on financial assets of the consolidated entity which have been recognised on the statement of financial position, other than investments in shares, is generally the carrying amount, net of any provisions for doubtful debts.

(b) *Interest Rate Exposures*

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the consolidated entity tends to hold fixed rate assets and liabilities to maturity.

2004

	Note	Floating $	Fixed Interest Maturing in: 1 Year or Less $	1 to 5 Years $	More than 5 Years $	Non-Interest Bearing $	Total $
Financial Assets							
Cash and deposits	5	-	1,250,000	-	-	550,836	1,800,886
Receivables & other debtors	6	-	-	-	-	5,827,124	5,827,124
		-	1,250,000	-	-	6,377,960	7,628,010
Weighted average interest rate		-	4.22%	-	-	-	
Financial Liabilities							
Factoring loans	15	1,104,058	-	-	-	-	1,104,058
Trade and other creditors	14	-	-	-	-	3,493,083	3,493,083
Hire Purchase liabilities	15,18	-	126,085	213,671	-	-	339,756
		1,104,058	126,085	213,671	-	3,493,083	4,936,897
Net financial assets (liabilities)		(1,104,058)	1,123,915	(213,671)	-	2,884,877	2,691,113
Weighted average interest rate		10.5%	8.36%	8.36%		-	

2003

	Note	Floating $	1 Year or Less $	1 to 5 Years $	More than 5 Years $	Non-Interest Bearing $	Total $
Financial Assets							
Cash and deposits	5	-	-	-	-	194,439	194,439
Receivables	6	-	-	-	-	2,559,309	2,559,309
		-	-	-	-	2,753,748	2,753,748
Weighted average interest rate		-	-	-	-	-	
Financial Liabilities							
Factoring loans	15	1,789,341	-	-	-	-	1,789,341
Other loans secured	15	-	300,000	-	-	-	300,000
Other loans non secured	15	-	253,989	-	-	-	253,989
Trade and other creditors	14	-	-	-	-	4,061,602	4,061,602
Lease liabilities	15,18	-	160,790	93,530	-	-	254,320
		1,789,341	714,779	93,530	-	4,061,602	6,659,252
Net financial assets (liabilities)		(1,789,341)	(714,779)	(93,530)	-	(1,307,854)	(3,905,504)
Weighted average interest rate		10.00%	5.56%	6.13%	-	-	

(c) *Net Fair Value of Financial Assets and Liabilities*

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying amounts.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

The carrying amounts and net fair values of financial assets and liabilities at balance date are:

		Consolidated		Consolidated	
	Note	2004 Carrying Amount $	2004 Net Fair Value $	2003 Carrying Amount $	2003 Net Fair Value $
On-balance sheet financial instruments					
Cash	5	550,836	550,836	194,439	194,439
Deposits	5	1,250,000	1,250,000	-	-
Trade debtors	6	5,776,339	5,776,339	2,559,309	2,559,309
Other debtors	6,13	50,785	50,785	78,211	78,211
		7,627,960	7,627,960	2,831,959	2,831,959
Financial liabilities					
Trade creditors	14	3,322,502	3,322,502	3,696,911	3,696,911
Sundry creditors	14	170,581	170,581	364,691	364,691
Other loans	15,18	1,104,058	1,104,058	2,343,330	2,343,330
Hire purchase liabilities	15,18	339,756	339,756	254,320	254,320
		4,936,897	4,936,897	6,659,252	6,659,252

The fair value of shares in other corporations is estimated at cost unless the shares are publicly traded.

Note 23. Director and Executive Disclosures

a) Details of Specified Directors and Specified Executives

(i) Specified directors

J H Walker	Chairman (non-executive)
A M Ballintine	Director and Chief Executive Officer
C Starr	Deputy Chairman (non-executive)
E C Ellison	Director (non-executive)

(ii) Specified executives

M Eakin	Chief Technical Officer (appointed 05/01/04)
J Kellett	General Manager, Strategic Operations (appointed 29/01/04)
S T Batten	Chief Financial Officer (appointed 29/03/04)
W Masson	General Manager, Sales and Marketing (appointed 05/01/04)
B O'Sullivan	General Manager, MTD (appointed 05/01/04)

b) Remuneration of Specified Directors and Specified Executives

(i) Remuneration Policy

The Remuneration Committee of the Board of Directors of Multiemedia Limited is responsible for determining and reviewing compensation arrangements for the directors, the chief executive officer and the executive team. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as motor vehicles and expense payment plans. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the company.

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of executive directors' and officers' emoluments to the company's financial and operational performance. All executives have the opportunity to qualify for participation in the Executive Office Plan (No. 2) which currently provides incentives through the issue of options.

In addition, all executives are entitled to annual bonuses payable upon the achievement of various key performance indicators.

The current employment agreement with the Chief Executive Officer is a fixed term contract to 2 April 2007.

	Primary Salary & Fees	Non Monetary benefits	Post Employment Superannuation	Equity Options/Shares	Total
Specified Directors					
J Walker					
2004	70,000	-	-	298,500	368,500
A Ballintine					
2004	325,016	-	29,251	298,500	652,767
C Starr					
2004	41,909	-	3,232	298,500	343,641
E C Ellison					
2004	37,000	-	-	182,000	219,000
Total Remuneration : Specified Directors					
2004	**473,925**	**-**	**32,483**	**1,077,500**	**1,583,908**
Specified Executives					
M Eakin					
2004	90,330	-	8,130	52,000	150,460
J Kellett					
2004	127,500	786	-	67,500	195,786
S Batten					
2004	53,988	-	4,859	1,000	59,847
W Masson					
2004	104,632	3,052	8,371	65,000	181,055
B O'Sullivan					
2004	118,477	-	6,238	41,600	166,315
Total Remuneration : Specified Executives					
2004	**494,927**	**3,838**	**27,598**	**227,100**	**753,463**

c) Remuneration Options : Granted and vested during the year

During the financial year options were granted as equity compensation benefits to certain specified directors and specified executives as disclosed below. The options were issued free of charge. Each option entitles the holder to subscribe for one fully paid ordinary share in the entity at various exercise prices. The options expire three years after vesting. The options granted vest 90 days after grant date.

				Terms & Conditions for Each Grant		
	Vested Number	Granted Number	Grant date	Average Value per option at grant date ($)	Exercise Price per share ($)	Last Exercise Date
Specified Directors						
J Walker	25,000,000	25,000,000	12/12/03	$0.012	$0.094	01/12/08
A Ballintine	25,000,000	25,000,000	12/12/03	$0.012	$0.094	01/12/08
C Starr	25,000,000	25,000,000	12/12/03	$0.012	$0.094	01/12/08
E C Ellison	15,000,000	15,000,000	12/12/03	$0.012	$0.092	01/12/08
Specified Executives						
M Eakin	2,500,000	2,500,000	03/02/04	$0.021	$0.070	02/02/07
J Kellett	-	-	-	-	-	-
S Batten	-	3,000,000	25/06/04	$0.006	$0.065	25/06/07
W Masson	3,125,000	3,125,000	03/02/04	$0.021	$0.070	02/02/07
B O'Sullivan	2,000,000	2,000,000	03/02/04	$0.021	$0.070	02/02/07

d) Shares issued on exercise of remuneration options

Name	Shares issued Number	Paid $ per share	Unpaid $ per share
Clinton Starr	2,500,000	$0.030	-

e) Option holdings of specified directors and specified executives

	Balance at beginning of period 1 July 2003	Granted as Remuneration	Options Exercised	Net Change Other #	Balance at end of period 30 June 2004	Vested at 30 June 2004 Total	Not exercisable	Exercisable
	(000)	(000)	(000)	(000)	(000)	(000)	(000)	(000)
Specified Directors								
J Walker	15,000	25,000	-	-	40,000	40,000	-	40,000
A Ballintine	20,000	25,000	-	-	45,000	45,000	-	45,000
C Starr	7,500	25,000	(2,500)	-	30,000	30,000	-	30,000
E C Ellison	10,000	15,000	-	-	25,000	25,000	-	25,000
Specified Executives								
M Eakin	-	2,500	-	-	2,500	2,500	-	2,500
J Kellett	-	-	-	-	-	-	-	-
S Batten	-	3,000	-	-	3,000	-	-	-
W Masson	-	3,125	-	(3,125)	-	-	-	-
B O'Sullivan	-	2,000	-	-	2,000	2,000	-	2,000
Total	52,500	100,625	(2,500)	(3,125)	147,500	144,500	-	144,500

includes forfeits as a result of resignation of employment

f) Shareholdings of Specified Directors and Specified Executives

Shares held in Multiemedia Ltd	Balance 1 July 2003	Granted as Remuneration	On Exercise of Options	Net Change Other	Balance 30 June 2004
Specified Directors					
J Walker	510,000	354,173	-	(30,840)	833,333
A Ballintine	35,042,310	-	-	(7,033,334)	28,008,976
C Starr	42,650,000	318,756	2,500,000	(26,218,756)	19,250,000
E C Ellison	4,012,000	637,511	-	(4,012,000)	637,511
Specified Executive					
M Eakin	-	-	-	-	-
J Kellett	-	1,000,000	-	(1,000,000)	-
S Batten	-	-	-	-	-
W Masson	-	-	-	-	-
B O'Sullivan	-	-	-	-	-
Total	82,214,310	2,310,440	2,500,000	(38,284,930)	48,739,820

All equity transactions with specified directors and specified executives other than those arising from the exercise of remuneration options have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm's length.

g) Other transactions and balances with specified directors and specified executives

Purchases

During the year, Multiemedia Limited, purchased $13,930 (2003 $16,972.49) for motor vehicle rental from Thrifty Car Rental of which Mr J Walker is Managing Director. The purchases were made on normal terms and conditions for corporate customers.

Sales

During the year, Multiemedia Limited sold $10,152 (2003 : nil) of satellite customer premises equipment and broadband services to Longboat Holdings Pty Ltd, a company controlled by Mr C Starr. The sales were made on standard terms and conditions.

Indemnity

During the financial year the company indemnified Mr A Ballintine against a liability for costs and expenses incurred in defending proceedings brought against him by the Deputy Commissioner of Taxation of the Commonwealth of Australia relating to an agreement entered into in his capacity as director of Multie Software and Services Pty Ltd pursuant to Section 222 ALA of the Income Tax Assessment Act 1936. The proceedings were settled during the financial year. The amount of the indemnity was $692,727.

Services

Consulting services were provided by Mr E C Ellison to Multie Technology Distribution Pty Ltd for $86,000.
The consulting services related to the identification of new product lines and suppliers.

Adrian Ballintine is a Director and shareholder of Jamif Pty Ltd. During the year Jamif Pty Ltd provided $6,500 (2003 : $46,406.80) of consulting services to the Company

Note 24. Remuneration of Auditors

Remuneration received, or due and receivable, by the auditor of the parent entity and its affiliates for:	Consolidated 2004 $	Consolidated 2003 $	Parent 2004 $	Parent 2003 $
Audit of the financial statements	110,170	92,000	110,170	92,000
Tax services	-	27,500	-	27,500
	110,170	119,500	110,170	119,500

Note 25. Commitments for Expenditure

	Note	Consolidated 2004 $	Consolidated 2003 $	Parent 2004 $	Parent 2003 $
Commitments in relation to hire purchase are as follows:					
Not later than one year		153,491	181,907	70,694	52,021
Later than one year but not later than five years		242,681	93,530	180,571	93,530
Later than five years		-	-	-	-
		396,172	275,437	251,265	145,551
Less: Future finance charges		56,416	21,117	40,655	9,218
		339,756	254,320	210,610	136,333
Reconciled to:					
Current liability	15	126,085	160,790	51,390	42,803
Non-current liability	16	213,671	93,530	159,220	93,530
		339,756	254,320	210,610	136,333
Commitments to various Contractors and Suppliers :					
Not later than one year		1,342,494	934,312	1,208,391	934,312
Later than one year but not later than five years		3,416,263	1,658,149	2,934,400	1,658,149
Later than five years		-	-	-	-
		4,758,757	2,592,461	4,142,801	2,592,461
Capital Expenditure Commitments					
Not later than one year		-	1,180,825	-	1,180,825
Later than one year but not later than five years		-	-	-	-
Later than five years		-	-	-	-
		-	1,180,825	-	1,180,825

The weighted average interest rate implicit in the leases and hire purchase commitments are 8.4.% (2003: 7.3%).

(a) **Options held at the beginning of the reporting period:**

The following table summarises information about options held by employees as at 1 July 2003:

Number of options	Grant date	Vesting date	Expiry date	Weighted average exercise price
3,000,000	31/10/02	31/10/02	22/10/07	$0.020
5,000,000	31/10/02	29/01/03	30/06/04	$0.020
250,000	19/11/01	22/10/02	30/06/05	$0.012
1,500,000	19/11/01	17/02/02	30/06/05	$0.012
1,000,000	15/11/01	13/02/02	30/06/05	$0.012
2,000,000	26/11/01	24/02/02	30/06/05	$0.012
2,000,000	07/05/02	05/08/02	30/06/04	$0.022
1,500,000	05/06/03	05/06/03	30/06/04	$0.015

(b) **Options granted during the reporting period:**

The following table summarises information about options granted by Multiemedia Ltd to employees during the year:

2004

Number of options	Grant date	Vesting date	Expiry date	Weighted average exercise price
7,150,000	17/09/03	17/12/03	15/09/06	$0.062
15,125,000	03/02/04	03/05/04	02/02/07	$0.070
3,000,000	25/06/04	25/09/04	25/06/07	$0.065

2003

Number of options	Grant date	Vesting date	Expiry date	Weighted average exercise price
4,500,000	31/10/02	29/01/03	22/10/07	$0.020
5,000,000	31/10/02	29/01/03	30/04/04	$0.020
1,500,000	05/06/03	05/06/03	30/06/04	$0.015

(c) **Options exercised during the reporting period:**

2004

Number of options	Grant date	Vesting date	Expiry date	Weighted average exercise price
2,000,000	31/10/02	31/10/02	22/10/07	$0.020
5,000,000	31/10/02	29/01/03	30/06/04	$0.020
250,000	19/11/01	22/10/02	30/06/05	$0.012
1,500,000	19/11/01	17/02/02	30/06/05	$0.012
2,000,000	26/11/01	24/02/02	30/06/05	$0.012
2,000,000	07/05/02	05/08/02	30/06/04	$0.022
1,500,000	05/06/03	05/06/03	30/06/04	$0.015

2003

No employee options were exercised during the year to 30 June 2003.

(d) Options held as at the end of the reporting period:

The following table summarises information about options held by the employee as at 30 June 2004:

Number of options	Grant date	Vesting date	Expiry date	Weighted average exercise price
1,000,000	15/11/01	13/02/02	30/06/05	$0.012
1,000,000	31/10/02	31/10/02	22/10/07	$0.020
7,150,000	07/11/03	07/02/04	15/09/06	$0.062
11,750,000	03/02/04	03/05/04	02/02/07	$0.070
3,000,000	28/06/04	28/09/04	25/06/07	$0.065

Note 27. Related Parties

(a) *Directors*

The following persons held the position of Director of Multiemedia Limited during all of the financial year, unless otherwise stated:

	Appointed
Adrian Maxwell Ballintine	21/06/99
John Walker	29/08/00
Elwood Charles Ellison III	14/06/02
Clinton Starr	12/11/02

Note 28. Controlled Entities

The consolidated financial statements at 30 June 2004 include the following controlled entities. The financial years of the controlled entities are the same as the parent entity.

Name of Controlled entity	Place or Incorporation	% of shares held	
		2004	2003
Multiemedia Limited	Australia	-	-
Moby 6 Pty Ltd	Australia	100	100
Multie Software Products Pty Ltd (formerly Zonewerx Pty Ltd)	Australia	100	100
Multie Software & Services Pty Ltd (a)	Australia	-	-
Multie Technology Pty Ltd	Australia	100	100
Multie Technology Distribution Pty Ltd	Australia	100	100
Multie Broadband Services Pty Ltd	Australia	100	100
Computer Warranty Services Pty Ltd	Australia	100	100
Click'n'Go! RMS Pty Ltd	Australia	100	100
Australasian Broadband Services Limited	Australia	100	100

(a) The subsidiary Multie Software Services Pty Ltd was placed into voluntary administration on the 17/6/03. As a result of the deconsolidation of this entity following the loss of control, a gain of $919,026 was recorded in the Consolidated Statement of Financial Position.

Note 29. Segment Information

Segment Result	Satellite Broadband		Distribution of Technology Products		Communications & Software		Other		Eliminations		Consolidated	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	$	$	$	$	$	$	$	$	$	$	$	$
Revenue:												
Sales to Customers outside the consolidated entity	4,553,789	-	14,239,423	20,779,424	4,958	2,393,477	-	33,584	-	-	18,798,170	23,206,485
Other Revenues from outside the consolidated entity	203,987	-	96,927	3,681	-	-	-	2,834,437	-	(65,000)	300,914	2,773,118
Intersegment revenues	97,717	-	3,054,101	-	-	-	-	-	(3,151,818)	-	-	-
Total Segment Revenue	4,855,493	-	17,390,451	20,783,105	4,958	2,393,477	-	2,868,021	(3,151,818)	(65,000)	19,099,084	25,979,603
Unallocated Revenue											-	919,026
Consolidated Entity Revenue											19,099,084	26,898,629
Results												
Segment Results	(9,757,664)	-	(234,875)	(138,058)	(64,390)	(1,100,021)	-	(5,131,257)	(190,435)	745,527	(10,247,364)	(5,623,809)
Unallocated Expenses											-	-
Consolidated Entity Profit form ordinary activities before income tax expense											(10,247,364)	(5,623,809)
Income Tax Expense											-	-
Consolidated Entity Profit form ordinary activities after income tax expense											(10,247,364)	(5,623,809)
Net Profit/(Loss)											(10,247,364)	(5,623,809)

Note 29. Segment Information (continued)

Segment Assets	Satellite Broadband		Distribution of Technology Products		Communications & Software		Other		Eliminations		Consolidated	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	$	$	$	$	$	$	$	$	$	$	$	$
Segment Assets	9,602,055	-	5,319,032	3,907,526	-	-	-	2,443,373	(190,460)	(219,482)	14,730,627	6,131,417
Unallocated Assets											-	-
Total Assets				-							14,730,627	6,131,417
Segment Liabilities											-	
Segment Liabilities	1,861,343		3,914,989	6,068,282	-	-	93,379	1,415,423		(219,482)	5,869,711	7,264,224
Unallocated Liabilities		-									-	-
Total Liabilities		-									5,869,711	7,264,224
Other Segment Information												
Acquisition of property, plant and equipment, intangible assets and other non-current assets	3,237,495	-	188,589	-	-	-	-	-	(12,793)	-	3,413,291	-
Depreciation	651,917	-	80,159	119,368	-	119,528	-	132,025	(2,012)	-	730,064	370,921
Amortisation	-	-	48,860	48,201	-	-	-	288,818	82,353	180,000	131,213	517,019
Non-cash expenses other than depreciation and amortisation	1,985,426	-	139,124	-	-	-	-	5,333,861	-	97,361	2,124,550	5,431,222

Geographical Segments

The group operates predominantly in a single geographical segment being Australia. Sales of satellite equipment and services are made to various countries in the Middle East. However these sales account for less than 10% of total sales for the consolidated entity.

Note 30. Notes to the Statement of Cash Flows

	Consolidated		Parent	
	2004	2003	2004	2003
	$	$	$	$
(a) Reconciliation of Net Loss After Income Tax to Net Cash Provided by Operating Activities				
Net loss after income tax	(10,247,364)	(5,623,809)	(12,757,664)	(6,421,360)
Adjustments for non-cash income and Expense items:				
Depreciation	730,064	370,920	651,917	132,799
Amortisation of intangibles	131,213	517,020	-	288,818
Writedown of intangibles	-	5,136,983	-	3,267,156
Writedown of investments	-	-	-	1,876,329
Writedown of loan amounts	-	294,239	-	1,859,017
Debt forgiven by creditor	-	(2,400,000)	-	(2,400,000)
Interest forgiven by creditor	-	(367,106)	-	(367,106)
Other gain from deconsolidation	-	(919,026)	-	-
Expenses paid with shares	1,824,663	-	1,824,663	-
Transfers to provisions:				-
Employee entitlements	78,481	133,193	123,280	71,777
Doubtful debts	89,928	(1,933,631)	3,037,483	(1,764,674)
Stock obsolescence	81,478	-	-	-
Warranty	50,000	-	-	-
(Profit)/loss on sale of plant and equipment	22,904	(14,815)	-	-
(Profit)/loss of sale of intellectual property	(31,818)	-	(31,818)	-
				-
Changes in assets and liabilities net of effects from purchase and sale of controlled entities:				
(Increase)/decrease in assets:				
Receivables	(3,210,227)	2,004,544	(4,255,722)	1,280,822
Inventory	(1,454,614)	150,621	(832,480)	-
Prepayments & other assets	19,730	(242,067)	70,515	(182,846)
(Decrease)/increase in liabilities:		-		-
Payables, accruals and other Liabilities	(367,687)	965,088	1,536,135	423,859
Net cash provided from operating activities	(12,283,249)	(1,927,846)	(10,633,691)	(1,935,409)

Expenses paid with shares

During the year the Company paid expenses with shares issued in lieu of cash of $3,063,500. The expense portion of these transactions is reflected in the "Adjustments for non-cash expense items" within the cash flow note for $1,824,663. The remainder of the costs has not been expensed and is accounted for as share issuance costs within the equity account.

Hire Purchase Transactions

During the financial year, the consolidated entity required plant and equipment with an aggregate fair value $163,427 (2003 : NIL) by means of hire purchase.

Note 31. Earnings per Share

	Consolidated	
	2004	2003
	cents	cents
Basic loss per share	(1.00)	(0.87)
Diluted Loss per share (cents per share)	(1.00)	(0.87)
Earnings used in calculating basic and diluted loss per share.	(10,247,364)	(5,623,809)
Weighted average number of ordinary shares outstanding	1,025,857,049	643,152,880
Potential ordinary Shares that are not dilutive	163,900,000	68,750,000

Since the end of the financial year 75,000,000 options have been exercised raising $1,950,000.

Note 32. Subsequent Events

2004

On 8 July 2004, the Company announced a capital raising to fund the establishment of the Remote Subscriber Satellite Link product. The capital is to be raised through the issue of 45 million 1 cent options, 30 million 5 cents *options and, subject to shareholder approval, a further 30 million 5 cent options.* As at the date of this announcement, the 45 million 1 cent options and 30 million 5 cent options have been exercised raising $1,950,000. A general meeting was held on 10 September 2004 to approve this issue of the second tranche of 30 million options.

On 9 July 2004 the company issued 20,000,000 shares for corporate advisory services rendered including capital raising advice and implementation, and general corporate advisory advice.

On 10 September 2004, the company announced that it was negotiating to take a majority interest in Airworks Media Pty Limited. Airworks Media holds the 5 year exclusive agreement with Woolworths Ltd for in-store advertising content to 720 supermarkets nationally. Negotiations have not been finalised at the date of this report.

Note 33. Contingent Liabilities and Contingent Assets

Contingent Liabilities

Other People

A claim for unspecified damages relating to the termination of the proposed acquisition of Switchcorp by Multiemedia Limited in 2003 was lodged during the year. The quantum of the claim has yet to be determined. The company has denied liability and the directors are of the opinion that no loss will be incurred.

Note 34. Impact of Adopting AASB Equivalents to IASB Standards

Multiemedia Limited has commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (IFRS). The company has allocated internal resources to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by transition to IFRS. As Multiemedia Limited has a 30 June year end, priority has been given to considering the preparation of an opening balance sheet in accordance with AASB equivalents to IFRS as at 1 July 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when Multiemedia Limited prepare its first IFRS compliant financial report for the year ended 30 June 2006. Set out below are the key areas where accounting policies will change and may have an impact on the financial report of Multiemedia Limited. At this stage, the company has not been able to reliably quantify the impacts on the financial report.

Classification of Financial Instruments

Under AASB 139 *Financial Instruments : Recognition and Measurement*, financial instruments will be required to be classified into one of five categories which will, in turn, determine the accounting treatment of the item. The classifications are loans and receivables - measured at amortised cost, held to maturity - measured at amortised cost, held for trading - measured at fair value with fair value changes charged to net profit to loss, available for sale - measured at fair value with fair value changes taken to equity and non-trading liabilities - measured at amortised cost. This will result in a change in the current accounting policy that does not classify financial instruments. Current measurement is at amortised cost, with certain derivative financial instruments not recognised on balance sheet. Whilst the future effect of this change in accounting policy is not yet finalised as the classification and measurement process has not yet been fully completed, adoption is not expected to impact materially the Group's financial performance or position.

Hedge Accounting

Under AASB 139 *Financial Instruments : Recognition and Measurement* in order to achieve a qualifying hedge, the entity is required to meet the following criteria :

- Identified the type of hedge - fair value or cash flow;
- Identify the hedged item or transaction;
- Identify the nature of the risk being hedged;
- Identify the hedging instrument;
- Demonstrate that the hedge has and will continue to be highly effective; and
- Document the hedging relationship, including the risk management objectives and strategy for undertaking the hedge and how effectiveness will be tested.

This will result in a change in the entity's current accounting policy which applies hedge accounting to its purchase of inventory under forward foreign exchange contracts. The contracts are general hedges and are not able to be separately identified and documented in accordance with the requirements of IAS 39. Under the new policy hedge accounting will be recognised in the income applied to such forward foreign exchange contracts and all gains and losses on the contracts will be recognised in the income statement. Reliable estimation of the future financial effect of this change in accounting policy has not yet been measured, however, no material impact on the ongoing financial performance of the group is anticipated.

Goodwill

Under the Australian equivalent to IFRS 3 *Business Combinations* goodwill will no longer be able to be amortised but instead will be subject to annual impairment testing. This will result in a change in the group's current accounting policy which amortised goodwill over its useful life but not exceeding 20 years. Under the new policy, amortisation will no longer be charged, but goodwill will be written down to the extent it is impaired. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known. Excluding the assessment of any changes for impairment, the abolition of goodwill amortisation will result in increased profit going forward.

Impairment of Assets

Under the Australian equivalent to IAS 36 *Impairment of Assets* the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the group's current accounting policy which determines the recoverable amount of an asset on the basis of cash flows. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known. It is expected, however, at this stage that adoption of the new standard will not materially impact the Group's financial position or performance.

Share Based Payments

Under AASB 2 *Share Based Payments*, the company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity based remuneration. It applies to all share-based payments issued after 7 November 2002 which have not vested as at 1 January 2005. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of future equity based remuneration plans are unknown.

Multiemedia Limited has previously used share based payments to satisfy certain debts incurred by the company. The cost of these payments is currently contained in the statement of the financial performance. This treatment is in accordance with the new standard.

Income taxes

Under the Australian equivalent to IAS 12 *Income Taxes*, the company will be required to use a balance sheet liability method which focuses on the tax effects of transactions and other events that affect amounts recognised in either the Statement of Financial Position or a tax-based balance sheet. The most significant impact will be the recognition of a deferred tax liability in relation to the asset revaluation reserve. Previously, the capital gains tax effects of assets revaluations were not recognised. It is not expected that there will be any further material impact as a result of adoption of this standard.

The above should not be regarded as a complete list of charges in accounting policies that will result from the transition to IFRS as not all standards have been fully analysed as yet, and some decisions have not yet been made where choices of accounting policies are available. For these reasons it is not yet possible to quantify the impact of the transition to IFRS on the Group's financial position and reported results.

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Multiemedia Limited, I state that:

(1) In the opinion of the directors:

(a) the financial statements and notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2004 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

ADRIAN BALLINTINE
DIRECTOR

Dated this 30 September 2004.

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent audit report to the members of Multiemedia Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Multiemedia Limited (the company) and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Qualification

The company and consolidated entity's statement of financial position includes a current receivable totalling $3.705 million relating to broadband satellite equipment supplied and installed on behalf of Airworks Pty Ltd, and $0.825 million of inventory committed to Airworks, and subsequently installed. The recoverability of the carrying value of this receivable and inventory is dependant on finalisation of a share sale and recapitalisation of the Airworks business. Whilst negotiations have progressed in relation to financing, and draft legal share settlement agreements, to date the transaction for Multiemedia Limited to acquire a majority shareholding in Airworks Pty Ltd, and the subsequent recapitalisation of the business by financiers, has not finalised. The ability of Multiemedia Limited to recover the carrying amounts of the current receivable and the inventory is dependent on the successful completion of the transaction, and future trading of the Airworks business. We have been unable to obtain sufficient reliable audit evidence to support the expected recovery of the current receivable and the inventory, and therefore we are unable to conclude whether these assets are carried at amounts above their recoverable amounts.

Qualified Audit opinion

In our opinion, except for the effects on the financial report of such adjustments, if any, as might have been determined to be necessary had the limitation of scope referred to in the qualification paragraphs not existed, the financial report of Multiemedia Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

- (i) giving a true and fair view of the financial position of Multiemedia Limited and the consolidated entity at 30 June 2004 and of their performance for the year ended on that date; and
- (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Inherent Uncertainty Regarding Continuation as a Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of the matters described in Note 1(b) to the financial statements, there is significant uncertainty whether the company and the consolidated entity will be able to continue as going concerns and therefore whether they will be able to pay their debts as and when they fall due and realise their assets and extinguish their liabilities in the normal course of business and at the amounts stated in the financial report. The financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the company and the consolidated entity not continue as going concerns.

Ernst & Young

Ernst & Young

David Shewring
Partner
Melbourne
30 September 2004

Additional information required by the Australian Stock Exchange Limited, which is not shown elsewhere in this report, is as follows:

The information is as at 31 August 2004.

(a) Statement of issued Securities

i. 1,229,105,652 ordinary fully paid shares. All carrying voting rights of one vote per share

ii. 173,900,000 each option is convertible into one ordinary share.

Quoted Shares
Of the above issued securities, 1,229,105,652 are listed on the Australian Stock Exchange Limited.

Options
All options are unquoted.

(b) Distribution of shareholdings

	Ordinary Shares		Unquoted Options	
	Number of Holders	**Number of Shares**	**Number of Holders**	**Number of Options**
1 - 1,000	325	247,160	-	-
1,001 - 5,000	1,549	5,030,545	-	-
5,001 - 10,000	1,263	10,542,187	-	-
10,001 - 100,000	4,169	198,817,267	-	-
100,001 - and over	2,123	1,016,468,469	15	173,900,000
	9,429	1,229,105,628	15	173,900,000

c) *Percentage held by largest shareholder (ordinary shares)*

5.46%

d) *Number of shareholders (ordinary shares) holding less than a marketable parcel (13,514 shares)*

3,435

e) *Substantial Shareholders*

Shareholder	Ordinary Fully Paid Shares	% of Issued Capital
ANZ Nominees Limited	67,129,733	5.46%

(f) *20 Largest Shareholders*

Shareholder	Ordinary Fully Paid Shares	% of Issued Capital
ANZ Nominees Limited	67,129,733	5.46
Jamif Pty Ltd	27,125,643	2.21
Mr Phillip John Peters	22,000,000	1.79
Willow Horizon Pty Ltd	21,246,689	1.73
Mr Clinton Henry Starr	19,250,000	1.57
Lacemore Grange Pty Ltd	10,443,558	0.85
Micallef Plumbing Industries Pty Ltd	8,926,190	0.73
Mr Anthony Poci	8,765,062	0.71
Kathmandu Investments Pty Ltd	8,112,275	0.66
Mr Tsuyoshi Akioka	7,300,000	0.59
Net Nominees Limited	7,180,000	0.58
Imperial Projects Pty Ltd	7,000,000	0.57
Mr Pedram Mirkazemi	6,703,969	0.55
Mr William C Patty & Mrs Violet J Patty	5,991,377	0.49
SLJM Pty Limited	5,740,000	0.47
Mr Alan McGillvray	5,647,223	0.46
Dexapine Pty Ltd	5,500,000	0.45
Mr Steven Robert Brown	5,489,000	0.45
Mr Ahmed Bashir & Mrs Jennifer L Bashir	4,800,000	0.39
Ever Merry Investments Pty Ltd	4,771,629	0.39
	259,122,348	**21.1**

The Board and Management of Multiemedia are committed to high standards of corporate governance and apply the principles of good corporate governance and best practice recommendations.

An extensive review of the company's corporate governance framework was completed in June 2004 in light of the best practice recommendations released by the Australian Stock Exchange Corporate Governance Council in March 2003. The company's framework was largely consistent with the recommendations, however, a few changes were made as a result of this review and other recent government developments. Changes to the company's governance arrangements made in the course of the last year, particularly introduction of the CEO (Chief Executive officer) and CFO (Chief Financial Officer) certifications, are highlighted in this statement. The company and its controlled entitles together are referred to as the Group in this statement.

A description of the company's main corporate governance practices is set out below. All these practices, unless otherwise stated, were in place for the entire year.

The Board of Directors

The Board of Directors of Multiemedia is responsible for the corporate governance of economic entity. The Board guides and monitors the business and affairs of Multiemedia on behalf of the shareholders by whom they are elected and to whom they are accountable.

To ensure the Board is well equipped to discharge its responsible it has established guidelines for the operation of the Board.

1. Matters reserved for the Board

As the Board acts on behalf of the shareholders, the Board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations. In addition, the Board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks.

The Board is responsible for ensuring that the Company's objectives and activities are aligned with the expectations and risks identified by the Board. The Board has a number of mechanisms in place to ensure this is achieved. In addition to the various committees established, these mechanisms include the following :

- Board approval of strategic plans, which encompasses the entity's vision statements, designed to meet stakeholders' needs and manage business risk;
- These strategic plans are dynamic documents and the board is actively involved in developing and approving initiatives and strategies designed to ensure the continued growth and success of the entity;
- Overseeing and monitoring implementation of operating plans and budgets by management and progress again budget; and
- Procedures to allow Directors, in the furtherance of their duties, to seek independent professional advice at the Company's expense.

2. Structure of the Board

Multiemedia makes sure it has a board of an effective composition, size and commitment to adequately discharge its responsibilities and duties.

The board facilitates the efficient discharge of the duties imposed by law on the directors and adds value in the context of the company's specific circumstances.

The Board structured in such a way that it :

- has a proper understanding of, and competence to deal with, the current and emerging issues of the business.
- can effectively review and challenge the performance of management and exercise independent judgement.

Directors' Independence
To be deemed independent, a director must be a non-executive and;

- not be a substantial shareholder of the company or an officer of, otherwise associated directly with, a substantial shareholder of the company;
- within the last three years, not have been employed in an executive capacity by the company or any other group member, or been a director after ceasing to hold any such employment;
- within the last three years not have been a principal of a material professional adviser or a material consultant to the company or any other group member, or an employee materially associated with the service provided;
- not be a material supplier or customer of the company or any other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;
- must have no material contractual relationship with the company or a controlled entity other than as a director of the Group;
- not have been on the board for a period which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the company; and
- be free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the company.

Materiality for these purposes is determined on both quantitative and qualitative bases. An amount of over 5% of annual turnover of the company or Group or 5% of the individual directors' net worth is considered material for these purposes. In addition, a transaction of any amount or a relationship is deemed material if knowledge of it may impact the shareholders' understanding of the director's performance.

In accordance with the definition of independence above, and the materiality thresholds set, the following directors of Multiemedia Limited are considered to be independent :

Name	***Position***
J H Walker	Chairman, Non-executive Director
C Starr	Deputy Chairman, Non-executive Director
E C Ellison	Non-executive Director

In January 2004, the Directors established a nomination committee.

The charter for the Company's nomination committee as adopted in June 2004 is :

- To advise the Board on Directorship appointments, with particular attention to the qualifications and expertise of proposed appointees using the Procedure for selection and appointment of new Directors as defined below.
- To review and advise the Board on the performance of the Chief Executive Officer.
- To make recommendations to the Board on the appointment of the successor to the Chief Executive Officer.
- To establish a process for the regular evaluation of the Board, its committees and individual Directors and to assess regularly the effectiveness of the process.

    - To review and advise the Board annually on :

        - Chief Executive Officer's remuneration, and
        - Non Executive Directors' remuneration

- To review annually, the Board's required mix of expertise and desirable competencies.
- To develop and implement a process for the orientation and education of new Directors.
- To review management's recommendations and advise the Board on succession plans for key senior positions within the Company.

Promotion of ethical and responsible decision-making

In June 2004, the Board of Multiemedia approved a code of conduct to guide the directors, the CEO and the CFO and other key executives. This code has established the practices necessary to maintain confidence in the company's integrity and the responsibility and accountability of individuals and investigating reports of unethical practices.

The code of conduct covers :

- Conflicts of interest
- Corporate opportunities
- Confidentiality
- Fair dealing
- Protection and proper use of the company's assets
- Compliance with laws and regulations
- Encourage the reporting of unlawful/unethical behaviour

Additionally the board established in October 2003 a policy concerning trading in company securities by directors, officers and employees.

The main provisions of this policy are that it :

- Provides a clear identification of directors, officers, employees or group of employees who are restricted from trading ("designated officers")
- Identifies and raises awareness about the prohibitions under the law and the requirements of the policy.
- Requires designated officers to provide notification to the Chairman of the company of intended trading except for dividend reinvestment and the like.
- Requires subsequent confirmation of the trading that has occurred.
- Identifies when trading windows or blackouts are used and details of their application.
- Specifies whether there is any discretion to permit trading by designated officers in specific circumstances (eg financial hardship) details of such circumstances, and the basis upon which discretion is applied.
- Specifies whether the company prohibits designated officers from trading in financial products issued or created over the company's securities by third parties, or trading in associated products.
- Specifies whether the company prohibits designated officers from entering into transaction in associated products which operate to limit the economic risk of their security holdings in the company.

Safeguard integrity in financial reporting

Multiemedia has created a structure which independently verifies and safeguards the integrity of the company's financial reporting. This is done through a process of review and authorisation designed to ensure the truthful and factual presentation of the company's financial position.

This includes the review and consideration of the accounts by the Audit Committee (re-established in January 2004) which consists only of independent non-executive directors one of whom is the audit committee chairman. These structures do not diminish the ultimate responsibility of the board to ensure the integrity of the company's financial reporting. Due to the size of the Board of Directors, the Audit Committee comprises of only two (2) directors rather than three (3) as per the ASX Corporate Governance Guidelines.

Commencing with the June 2004 financial results, the Company has ensured the CEO and CFO state in writing to the board that the financial reports present a true and fair view, in all material respects, of the company's financial condition and operational results are in accordance with relevant accounting standards.

The audit committee has the following formal charter which was adopted by the Directors in June 2004 :

In carrying out the Audit function, the Audit Committee :

- Is responsible for nominating the external auditor to the Board for appointment by shareholders. The Audit Committee approves the terms of the contract with the external auditor, agrees the annual audit plan and approves payments to the external auditor.

- Monitors and reviews and non audit work carried out by the external auditors.
- Reviews accounting policies to ensure compliance with current laws, relevant regulations and accounting standards.
- Reviews accounting policies to ensure compliance with current laws, relevant regulations and accounting standards.
- Conducts any investigations relating to financial matters, records, accounts and reports which it considers appropriate.
- Reviews all material matters requiring exercise of judgement by management and reports those matters to the Board.
- Ratifies the Group's operational risk policies for approval by the Board and reviews and informs the Board of the measurement and management of operational risk. Operational risk is a basic line management responsibility within the Group consistent with the policies established by the Committee.
- Considers, in the absence of management and the external auditor, the quality of the information received by the Committee and, in considering the financial statements, discusses with management and the external auditor:
  - The financial statements and their conformity with accounting standards, other mandatory reporting requirements and statutory requirements; and
  - The quality of the accounting policies applied and any other significant judgements made.
- Discusses and receives assurances from the external auditors on the quality of the Company's systems, its account processes and its financial results. It also receives a report from the Auditor on any significant matters raised by the Auditors with management.
- All material accounting matters requiring exercise of judgement by management are specifically reviewed by the Audit Committee and reported on by the Committee ot the Board.

Multiemedia established in June 2004 the following procedures for the selection and appointment of the External Auditor :

- The Committee considers whether the external audit should be tendered.
- In making this decision, the Committee considers (among other things) the performance of the auditor and the independence of the auditor. The Committee's recommendation as to whether the audit should be tendered, or whether the auditor should be reappointed, will be put to the Board for their approval.
- If a tender is undertaken, all work on the tender will be undertaken by the Committee. Any subsequent recommendation for the appointment of an external auditor will be put to the Board and then if a change is approved it will be put forward to shareholders for their approval.
- The company ensures no director past or present has any association with the Company's external auditors.

Make timely and balanced disclosure

Multiemedia promotes timely and balanced disclosure of all material matters concerning the company. A written policy and process was developed during the year and approved by the Directors in June 2004 to ensure compliance with the ASX listing rules such that :

- All investors have equal and timely access to information concerning the company including its financial position, performance, ownership and governance.
- Company announcements are factual and presented in a clear and balanced way i.e. disclosure of both negative and positive information.

The Company Secretary has been nominated as the person responsible for communications with the Australian Stock Exchange (ASX). This role includes responsibility for ensuring compliance and the continuous disclosure requirements in the ASX Listing Rules and overseeing and coordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

Respect the rights of shareholders

Multiemedia respects the rights of shareholders and endeavours to facilitate the effective exercise of those rights and the company empowers its shareholders by communicating with them through :

- the annual report which is distributed to all shareholders
- the annual general meeting and other meetings so called to obtain approval for Board action as appropriate

- this Website which will :
    - o Provide ready access to balanced and understandable information about the company and corporate proposals.
    - o Provide information including press releases, announcements and financial data.

Recognise and manage risk

During the year, Multiemedia Limited developed ***a system of risk oversight and management and internal control***. The system has been designed to identify, assess, monitor and manage risk. This system was approved by the Directors in June 2004.

This structure enhances the environment for identifying and capitalising on opportunities to create value.

The audit committee manages this process through a risk management structure, headed by the CFO, which answers directly to it.

The CEO and the CFO confirm annually to the board in writing that :

- best practice recommendations are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board.
- the company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

All policies are agreed, by the board, that describe the roles and respective accountabilities of the board, audit committee, CFO, Risk Manager, Senior Management and any internal audit and risk management functions.

These policies include oversight and awareness, risk profile, risk management, compliance and control and assessment of effectiveness as defined below :

1. **Oversight of the risk management** - The board has overseen the establishment and implementation of a risk management system and will review at least six monthly the effectiveness of this system.
2. **Develop an awareness of the principles of risk management** – Multiemedia has developed and implemented an infrastructure to ensure that management of risk becomes an integral part of the planning and management processes and general culture of the Company.
3. **Risk Profile** – A description of the material risks facing the company has been identified, drafted and agreed. These risks include financial and non financial matters. The board has also ensured that the risk profile is regularly reviewed and updated.
4. **Risk Management and compliance & control** – Management has established and implemented a system for analysing, evaluating, treating and managing material risk throughout the company. This system includes the company's internal compliance and control systems.
5. **Assessment of effectiveness** – The Company has designed a means of analysing the effectiveness of its risk management and internal compliance and control systems and of the effectiveness of their implementation. This is done by the CFO who supervises a management and internal audit review process which then answers to the Audit Committee.

Encourage enhanced performance

The directors and key executives of Multiemedia are equipped with the knowledge and information they need to discharge their responsibilities effectively, and that individual and collective performance is regularly and fairly reviewed.

The process for performance evaluation of the board; its committees and individual directors, and key executives was developed during the year end and approved by the Directors in June 2004. It includes performance reviews, facilitating performance by education, providing access to information and making the company secretary accountable to the board on all governance matters.

Remunerate fairly and responsibly

The Company has adopted remuneration policies that attract and maintain talented and motived directors and employees so as to encourage enhanced performance of the company. There is a clear relationship between performance and remuneration, and that the policy underlying executive remuneration. A written policy and Remuneration Committee Charter reflecting these practices was adopted by the Directors in June 2004.

The Board has established ***a remuneration committee in January 2004 whose charter is***

- To review and make recommendations to the board on
    - Executive remuneration and incentive policies including share and share option plans;
    - The remuneration packages of senior management
    - The company's recruitment, retention and termination policies and procedures for senior management;
    - Incentive schemes; and
    - Superannuation arrangements and other retirement schemes.

Recognise the legitimate interests of stakeholders

Multiemedia recognises the legal and other obligations it has to all legitimate stakeholders. The company has a number of legal and other obligations to non-shareholder stakeholders such as employees, clients/customers and the community as a whole.

The Company believes that organisations can create value by better managing natural, human, social and other forms of capital. That being the case the company applies it's ***code of conduct (which was adopted in June 2004)*** to ensure its compliance to the legal and other obligations it has to its legitimate stakeholders.